June 10, 2009

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Comment Letter dated May 29, 2009
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2008 and Forms 10-Q for Fiscal Quarters Ended September 30, 2008, December 31, 2008 and March 31, 2009
File Number 1-07151

Dear Mr. Decker:

We respectfully submit the following response to the comments included in your letter of May 29, 2009, relating to your review of The Clorox Company’s (“Clorox” or “the Company”) Form 10-K for the Fiscal Year Ended June 30, 2008, and Forms 10-Q for the Fiscal Quarters Ended September 30, 2008, December 31, 2008 and March 31, 2009.

We understand that you will be reviewing our response in advance of a call that we will schedule at a mutually agreed upon time. Thank you for your attention devoted to our filing.

Form 10-K for the Year Ended June 30, 2008

Note 22. Segment Reporting, page 58

Question 1: We have read your response to comment one from our letter dated April 1, 2009. Please provide us with your complete organizational chart down to the SBU Leader level. Include functional leaders in the chart too. Ensure that it clearly shows which SBU leaders are under each divisional vice-president.

Response: Please see Exhibit 1. [CONFIDENTIAL TREATMENT OF EXHIBIT REQUESTED BY THE CLOROX COMPANY – CTR1OF2/RL06.10.2009]

We have filed as Exhibit 1 an abridged organizational chart which reflects positions relevant to our segment reporting. Positions omitted from the abridged organization chart include, among others, direct reports to the Chief Financial Officer, General Counsel and head of Human Resources. As requested, this chart goes down to the SBU Leader level, shows which SBU leaders are under each divisional vice-president (“General Manager”) and includes functional leaders.

To provide additional context to the Company’s organizational structure, and as it relates to the budgeting and resources allocation processes, there follows a description of the roles of the CEO, (Don Knauss, the Company’s CODM), the Segment leaders, (Larry Peiros, EVP and COO North America and Beth Springer, EVP International), the General Managers, the SBU leaders and the functional leaders.

The CEO has the ultimate responsibility to define the Company’s overall strategy, decide the allocation of resources needed to execute the strategy, and establish annual financial goals for sales, net earnings and economic profit (“financial targets” and “targets”) for the total Company. The Board of Directors reviews and approves the annual budget and the annual financial targets. Further, the CEO is solely responsible for making the final decision on allocation of total Company financial targets between the North America and International Segments.

The allocation of financial targets from the North America and International Segment levels to the SBUs is executed by the North America and International Segment leaders (“Segment leaders”), respectively. The role of the General Manager includes recommending SBU strategy, setting priorities and allocating SBU resources to and within SBUs under his/her purview using financial targets established by the Segment leader. The role of the SBU leader includes preparation of detailed business and financial plans by brand and by SKU using established financial targets which are reviewed by the respective General Managers. The role of the functional leaders is to provide each Segment with marketing, sales, product supply and research and development expertise and to manage functional resources that have been allocated to the SBUs by the Segment leaders.

Question 2: Please explain how the budget preparation and approval process works at Clorox.

Response: The Company’s annual budget and target setting process begins with the development of the Company’s Three Year Long Range Plan (“LRP”), which the CEO reviews annually with the Board of Directors. The LRP reflects the Company’s strategic plan and priorities established by the CEO as part of the Company’s strategic planning processes and is reviewed by the Board of Directors once approved by the CEO. The LRP also reflects the Company’s capital spending forecast, which is developed as part of the strategic planning process.

The first year of the LRP becomes the basis for setting the annual budget and the annual capital spending plan for the Company. The Company follows both a “top down” and “bottoms up” approach in its budget and target setting process. The CEO has the ultimate responsibility to establish annual financial targets for the total Company, which are reviewed and approved by the Board of Directors. Further, the CEO is solely responsible for making the final decision on allocation of total Company financial targets between the North America and International Segments. The allocation of financial targets below the North America and International Segment level is executed by the Segment leaders.

For example, the North America Segment leader, using the targets established by the CEO for the North America Segment, sets targets for each of the North America SBUs. At no point does the CEO get involved in setting these SBU targets. It is the role of the Segment leaders to set financial targets for each of the SBUs, which completes the “top down” element of the process. SBU targets are communicated to the General Managers, who then work with the SBU leaders to build detailed business and financial plans by brand and by SKU. When the detailed work is completed, the plans are rolled back up (“bottoms up” element of the process) and summarized at the North America Segment, International Segment and total Company levels, and provided to the CEO.

If the detailed SBU financial plans do not meet the SBU targets established by the Segment leader, the SBU leader may reflect a “performance gap” in his/her plan which he/she commits to resolve during the year. Alternatively, the SBU leader may appeal to the General Manager or the Segment leader for performance “relief.” In this case, the General Manager or Segment leader allocates a higher target to another SBU within his/her purview, while maintaining his/her overall division or Segment target, respectively. If the Segment leader determines that the financial target for the Segment is not achievable, the Segment leader must discuss with the CEO the need to reassess the Segment target.

The CEO attempts to resolve any Segment or total Company performance gaps by further considering and deciding total Company or Segment-level actions that should be taken to close the gap. (See Point #1 on the final page of Exhibit 3 provided to the Staff in connection with the Company’s response submitted on March 23, 2009.)

  Does the CEO provide budgeting guidance related to a group of SBUs or a given SBU? If so, under what circumstances?

Response: The CEO does not provide budget guidance to a given SBU or to a group of SBUs below the North America and International Segment levels.

  How is the CEO’s guidance ultimately filtered to the SBU leaders?

Response: Please see the budget preparation and approval process described above.

  Explain each person’s involvement in the budgeting process from the SBU leader level up and the order that it happens in.

Response: Please see the budget preparation and approval process described above.

  Tell us each person that approves each level of the budget (i.e. SBU, Divisional, North America/International and Consolidated) and the level of detail provided to that individual when they approve the budget at that level.

Response: As noted in the budget process description above, the CEO has the ultimate responsibility to establish the annual financial targets for the total Company, which are reviewed and approved by the Board of Directors. The CEO is also responsible for establishing the annual financial targets for the North America and International Segments. Once the North America and International Segment targets have been established by the CEO, the Segment leaders are responsible for setting the financial targets for the SBUs and for ensuring development of business and financial plans to deliver the targets. At no point does the CEO get involved in approving targets below the North America and International Segment levels. Once the SBU targets have been set by the Segment leaders, the SBU leaders create detailed business and financial plans by brand and SKU which are reviewed and approved by the General Manager and summarized by SBU for review and approval by the Segment leader.

Information provided to the Board of Directors, the CEO, the Segment leaders and the General Managers in connection with their approval of the budget is as follows:

Board of Directors

Information provided to the Board of Directors in connection with their review and approval of the annual budget was provided to the Staff as Exhibit 5 in connection with the Company’s response submitted on March 23, 2009, and is as follows:

Annual Budget (FY09 Proposed Budget)

The annual budget is reviewed and approved by the Board of Directors, typically in the July board meeting, after review and approval by the CEO, as discussed above.

CEO

Information provided to the CEO in connection with his approval of the Three Year LRP and the annual budget was provided to the Staff as Exhibit 3 and Exhibit 1, respectively, in connection with the Company’s response submitted on March 23, 2009, and is as follows:

Three Year Long-Range Plan (3 Year Plan – 2011 LRP)
The LRP is a three year plan that is reviewed and approved by the CEO annually prior to the beginning of the next fiscal year. This plan reflects the strategy, financial targets and priorities for the Company and its North America and International Segments.

Annual Budget (FY09 Final Firm Forecast) "
The annual budget is reviewed by the CEO, typically in the fourth quarter. Once approved by the Board of Directors, the budget is used to establish annual financial targets and “make-plan” priorities for the total Company and its North America and International Segments.

Segment Leaders

Information used by the Segment leaders to approve the SBU summarized business and financial plans includes a full income statement for each SBU, along with summarized key financial information and analytics specific to each SBU.

General Managers

Information used by the General Managers to recommend the SBU summarized business and financial plans includes a full income statement for each SBU, the business and financial plans by brand and SKU, along with key financial information and analytics specific to each SBU.

Neither the General Managers nor the SBU leaders have the authority to approve elements of the annual budget.

  What levels of the budget does the CEO review and approve? What SBU level information is provided to the CEO when he reviews and approves the budget at the level(s) he does?

Response: The CEO reviews and approves the annual budget for the total Company (prior to submitting to the Board of Directors for final approval), as well as financial targets established for the North America and International Segments. Information used in this process is noted above. As you have observed earlier, the financial information regularly provided to the CEO does include limited information about SBUs, which provides the CEO with additional perspective regarding the annual budget. However, as noted before, at no point does the CEO set or approve SBU financial targets.

Question 3: Please explain how resource allocation works at Clorox.

Response: Resources are allocated based on the final, approved annual budget and the capital spending plan, which was provided to the Staff as Exhibit 6, in connection with the Company’s response submitted on March 23, 2009. As noted above, the “top down” element of the annual budget process begins with the development of the Company’s Three Year LRP, which is driven by the Company’s strategic planning process. In connection with the strategic planning process, and in keeping with the overall strategic and financial goals of the Company, the CEO reviews a number of value creating initiatives. The CEO selects for implementation, resourcing and inclusion in the annual budget and capital spending plan those initiatives he believes have the highest probability of success in delivering the Company strategy and financial goals. Resources required to support new and on-going Company initiatives, along with the annual capital spending plan, form the basis for the annual budget. Once annual financial targets are cascaded down to the SBU level, the “bottoms up” element of the budget process begins during which detailed business and financial plans are developed for each SBU by SKU and brand to support the Segment’s demand creation (e.g., trade spending, advertising) and demand fulfillment (e.g., supply chain) plans.

  Explain each person’s involvement in that process from the SBU leader level up.

Response: See Question 2 for a detailed explanation/example.

  Can the VPs of North America and International allocate resources to SBUs under their own supervision as they see fit without approval from anyone?

Response: Yes. As part of the annual budget process, the Segment leaders allocate resources to the SBUs under their sole discretion as long as: (1) they remain on strategy (i.e., decisions do not conflict with strategic choices made in connection with the Three Year LRP Process); and (2) they stay within their CEO-approved North America and International Segment financial targets. Requests to change North America and International Segment targets require CEO approval.

  Can the VPs of North America and International later reallocate resources between SBUs under their own supervision during the year without seeking approval?

Response: Yes. The Segment leaders have discretion and authority to reallocate resources between SBUs under their purview during the year without seeking the CEO’s approval as long as: (1) they remain on strategy (i.e., decisions do not conflict with strategic choices made in connection with the Three Year LRP Process); and (2) they are on track with their annual segment targets.

  When is approval of the CEO and/or CFO needed and when is it not needed for resource allocation decisions?

Response: The approval of the CEO is needed on an annual basis, in connection with the total company and segment annual budget process and development of the capital spending plan. The CFO does not provide approval for resource allocation decisions related to the North America and International Segments made in connection with the annual budget and annual capital spending plan. For capital expenditure requests, the level of approval required is determined by the Company’s financial delegation of authority, as follows:

  [CONFIDENTIAL TREATMENT REQUESTED BY THE CLOROX COMPANY – CTR2OF2/RL06.10.2009]
  What sort of information is provided to the CEO when he makes his decisions regarding resource allocation?

Response: As discussed above, the most significant resource allocation decisions are made in connection with the development of the LRP and the related strategic planning process. As part of this process, the CEO is presented with a number of value creating initiatives that support the Company’s key corporate strategies. These strategic initiatives may have an impact on the total Company or operating Segment (e.g., a trade spending initiative), multiple SBUs within a Segment (e.g., a manufacturing plant consolidation) or a single SBU (e.g., a new product introduction) and as a result, the information provided to the CEO during this process varies depending on the nature and duration of the initiative. Information provided to the CEO typically describes how the initiative supports the Company’s key strategies, the level of investment required, the expected return on investment, the investments that could not be made (i.e., trade-offs) and an assessment of the probability of success.

Examples of value creating initiatives identified as part of the LRP process can be found within the materials provided to the Staff in connection with the Company’s response submitted on March 23, 2009 (final page of Exhibit 3).

  Does the information provided to the CEO when he makes decisions regarding resource allocation at the North America and International level also include information at the SBU level? If so, please explain exactly what lower level information he is provided with.

Response: The CEO makes resource allocation decisions in connection with his establishment of financial targets for the Segments as well as his determination of strategic initiatives. The information provided to the CEO in connection with his establishment of financial targets is the information provided to him in developing the annual budget. As noted above, this information does include information about the SBUs but the CEO does not establish financial targets by SBU. Information provided to the CEO when making resource allocation decisions at the North America and International segment level varies in nature and in frequency depending on the strategic initiatives considered.

For initiatives at the total Company or Segment level or initiatives which might cross SBUs, the CEO would generally receive information about the investment required to implement the initiative, its expected returns, and an assessment of the probability of success. The CEO may be provided with perspective on the expected returns of the initiative by SBU to the extent the initiative impacts an individual SBU or group of SBUs.

  Is the CEO shown how resources will be allocated at levels lower than the North America and International level based upon his resource allocation decisions at the North America and International level? If so, please explain.

Response: The CEO is generally not shown how resources will be allocated at levels lower than the North America and International Segment levels as part of the resource allocation decision-making process.

*****

In light of the fact that we would like to resolve this matter prior to the end of our fiscal year on June 30, 2009 and in order to answer any further questions the Staff may have, we would like to schedule a telephone conference call with you at your earliest opportunity. After submitting this letter, we will follow up with a phone call to coordinate a telephone conference call. We appreciate your consideration in this matter and look forward to discussing with you the Staff’s views on this matter. Thank you for your time.

If you have any questions or need any additional information, please contact Tom Johnson, Vice President – Controller, at (510) 271- 2873 or me at (510) 271-7377.

Sincerely,

/s/ Susan Gentile for /s/ Daniel J. Heinrich

Daniel J. Heinrich
Executive Vice President-
Chief Financial Officer

Enclosure: Exhibit 1 [CONFIDENTIAL TREATMENT OF EXHIBIT REQUESTED BY THE CLOROX COMPANY – CTR1OF2/RL06.10.2009]

cc:

Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Assistant General Counsel
Ernest Greene	Securities and Exchange Commission
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young